January 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Katherine Bagley, Esq. and Erin Jaskot, Esq.

Re:	Driven Brands Holdings Inc.
Registration Statement on Form S-1
File No. 333-251615

Acceleration Request
Requested Date: January 14, 2021
Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC, as representatives of the several underwriters, hereby join Driven Brands Holdings Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-251615) (the “Registration Statement”) to become effective on Janaury 14, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO. LLC

By:	/s/ Jacqueline Murphy
Name:	Jacqueline Murphy
Title:	Vice President

BOFA SECURITIES, INC.

By:	/s/ Ravi Mani
Name:	Ravi Mani
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ William Kallop
Name:	William Kallop
Title:	Managing Director

[Signature Page to Acceleration Request]